Exhibit 99.1

Attention Business/Financial Editors:
New High Grade Zones Discovered at Madsen

MONTREAL, March 30 /CNW Telbec/ - In the second half of 2004, Placer Dome (CLA) Ltd. completed fourteen diamond drill holes totaling 5,315 metres on the Madsen property near Red Lake, Ontario. With the completion of this drill program, Placer has met the $8.2 million exploration expenditure requirement of its option agreement with Claude Resources Inc. As per the agreement, Placer has until December of 2006 to deliver a positive feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.

The current drill program vectored in on flexures along the contact of the main ultramafic unit, proximal to the main Madsen trend approximately 1,500 metres southwest of the Madsen headframe. It resulted in the discovery of two new high-grade zones along the ultramafic contact west of the Madsen mine. Collectively referred to as the 'Fork Target', the new zones are characterized by brecciated, veined and strongly altered basalt, appear to be structurally controlled and visually resemble the past-producing high-grade No. 8 Zone.

Six of the holes drilled on the Fork Target were on 20 metre to 50 metre centres and all intersected significant gold values in three zones, the AD, BC and McVeigh horizon. Intersections on the AD Zone ranged from 4.2 metres grading 1.1 grams per tonne Au (gpt) to 1.3 metres grading 47 gpt at depths below surface between 100 metres and 200 metres. The BC zone is interpreted as an en echelon offset, similar in appearance to the AD zone and returned a single intercept of 0.8 metres grading 81.9 gpt. Step-out holes to the west produced intercepts of 2.8 metres grading 6.1 gpt and 1.5 metres grading 7.5 gpt on a target called the WF zone. Intersections reported are coredintervals with the structures interpreted to be 50 degrees to 70 degrees to the core axis.

When coupled with the extensively drilled 'Treasure Box' zone, Placer has successfully identified a number of narrow, high-grade veins (zones) near surface. Their existence lends credence to the exploration model of high-grade lenses like the No. 8 Zone, in a brittle-ductile environment at depth.

Salient drill intersections are presented in the ensuing table.

Hole Number	TARGET	Zone	From	To	Interval	Grade
			(m)	(m)	(m)	(gpt)
PDM04-106	NO. 8 ZONE UPDIP		746.0	747.0	1.0	1.6
PDM04-302			no significant assays
PDM04-303	FORK WEST	WF	194.9	197.7	2.8	6.1
			323.0	324.5	1.5	7.5
PDM04-304	FORK WEST		211.0	212.0	1.0	2.2
PDM04-305			no significant assays
PDM04-319			no significant assays
PDM04-311	FORK SOUTHEAST	McVeigh	175.5	177.5	2.0	6.0
		AD	202.0	205.0	3.0	1.5
			209.5	210.5	1.0	17.4
PDM04-312		McVeigh	177.4	179.8	2.4	1.0
		AD	213.0	218.6	5.6	3.3
		includes	214.5	215.0	0.5	24.3
PDM04-313		McVeigh	151.8	152.7	0.9	1.5
		AD	183.3	187.5	4.2	1.1
			196.9	198.1	1.2	11.1
PDM04-314		McVeigh	178.7	181.2	2.5	2.7
PDM04-315		McVeigh	156.7	157.7	1.0	1.6
		AD	221.3	221.8	0.5	4.1
		BC	256.7	257.5	0.8	81.9
PDM04-316		McVeigh	158.8	159.4	0.6	3.8
PDM04-318		McVeigh - AD	128.1	129.4	1.3	47.0
		includes	128.1	128.8	0.7	85.7
		AD	135.4	137.4	2.0	7.0
		includes	136.8	137.4	0.6	21.3
PDM03-300	FORK NORTHEAST		530.9	532.1	1.2	4.0
PDM04-316		McVeigh	158.8	159.4	0.6	3.8
PDM04-317		McVeigh	125.0	159.4	0.6	3.8
			272.1	272.5	0.4	1.3

Summary of the 2004 Madsen Drill program			Co-ordinates in UTM
			NAD27
DH	Madsen	GPS-500	GPS-500	geodetic
ID	Target	Easting	Northing	elevation
PDM04-302	Fork Northeast	434,453	5,645,592	376
PDM04-317	Fork Souteast	434,666	5,645,374	379
PDM04-106	8 Zone updip	434,931	5,646,354	404
PDM04-303	Fork West	434,330	5,645,461	376
PDM04-304	Fork West	434,328	5,645,430	371
PDM04-305	Fork West	434,314	5,645,435	371
PDM04-319	Fork West	434,357	5,645,514	379.3
PDM04-311	Fork Southeast	434,685	5,645,295	379
PDM04-312	Fork Southeast	434,685	5,645,295	379
PDM04-313	Fork Southeast	434,676	5,645,317	379
PDM04-314	Fork Southeast	434,685	5,645,295	379
PDM04-315	Fork Southeast	434,676	5,645,317	379
PDM04-316	Fork Southeast	434,676	5,645,317	379
PDM04-318	Fork Southeast	434,627	5,645,288	379

DH	Madsen	Horizontal	Length	Az	Dip
ID	Target	Projection	metres
PDM04-302	Fork Northeast	386	600	346.00	-50.0
PDM04-317	Fork Southeast	224	317	298.09	-44.9
PDM04-106	8 Zone updip	474	826	279.50	-55.0
PDM04-303	Fork West	254	395	300.00	-50.0
PDM04-304	Fork West	267	377	300.80	-45.0
PDM04-305	Fork West	172	407	300.80	-65.0
PDM04-319	Fork West	251	350	295.11	-44.3
PDM04-311	Fork Southeast	276	390	255.00	-45.0
PDM04-312	Fork Southeast	180	275	259.20	-49.0
PDM04-313	Fork Southeast	156	245	265.90	-50.3
PDM04-314	Fork Southeast	176	311	257.00	-55.5
PDM04-315	Fork Southeast	180	312	256.80	-54.8
PDM04-316	Fork Southeast	136	271	268.40	-60.0
PDM04-318	Fork Southeast	171	239	261.35	-44.4

With the exploration expenditure requirement met, Placer and Claude are discussing the best course of action for advancing the property. Assaying and associated quality control of the Madsen core was done by Chemex Laboratories under the supervision of Yuri Dobrotin, P. Geo., the project's qualified person as required under National Instrument 43-101.

            A plan map of the Madsen area showing the drill targets and hole locations is posted on Claude's website at www.clauderesources.com.

For further information: Neil McMillan, President and CEO or Patrick Hannon, M.A.Sc., P.Eng., Exploration Manager; Renmark Financial Communications Inc.: Edith English: eenglish(at)renmarkfinancial.com; Neil Murray-Lyon: nmurraylyon(at)renmarkfinancial.com; Media - Cynthia Lane: clane(at)renmarkfinancial.com, (514) 939-3989, www.renmarkfinancial.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./ (CRJ.)